Exhibit 99.1
Shopify Announces Results of its 2023 Annual Meeting of Shareholders
Internet, Everywhere – June 27, 2023 - Shopify Inc. (NYSE, TSX: SHOP), a provider of essential internet infrastructure for commerce, today announced the results of its annual meeting of shareholders (the “Meeting”) held on June 27, 2023. All director nominees were elected to the Board of Directors and PricewaterhouseCoopers LLP was appointed as auditors. Shareholders also approved the advisory resolution on the Company’s approach to executive compensation, as further described in the Company’s management information circular dated May 12, 2023.
The detailed results of the Meeting were as follows:
1.Election of Directors
The eight (8) nominees for director that were proposed by management of the Company were elected by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. The votes cast for each nominee were as follows:

Director	Votes for	% of Votes for	Votes Against	% of Votes Against
Tobias Lütke	1,568,508,234	98.28%	27,504,887	1.72%
Robert Ashe	1,325,747,830	83.07%	270,265,291	16.93%
Gail Goodman	1,475,541,861	92.45%	120,471,260	7.55%
Colleen Johnston	1,455,522,600	91.20%	140,490,521	8.80%
Jeremy Levine	1,453,651,526	91.08%	142,361,595	8.92%
Toby Shannan	1,585,387,850	99.33%	10,625,271	0.67%
Fidji Simo	1,542,193,524	96.63%	53,819,598	3.37%
Bret Taylor	1,593,954,754	99.87%	2,058,368	0.13%

2.Appointment of Auditor
PricewaterhouseCoopers LLP was appointed as the Company's auditors by a majority of the votes cast by shareholders present or represented by proxy at the Meeting, and the directors were authorized to fix the auditors' compensation. The votes were cast as follows:

Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
1,690,442,879	99.59%	7,034,489	0.41%

3.Advisory Vote on Executive Compensation
The advisory resolution on the Company's approach to executive compensation was approved by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. The votes were cast as follows:

Votes for	% of Votes for	Votes Against	% of Votes Against
1,236,067,123	77.45%	359,945,998	22.55%

Following the Meeting, the Board of Directors selected Tobias Lütke to continue to serve as Chair of the Board of Directors, and Robert Ashe to continue to serve as Lead Independent Director.

About Shopify
Shopify is the leading global commerce company that provides essential internet infrastructure for commerce, offering trusted tools to start, scale, market, and run a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for speed, customization, reliability, and security, while delivering a better shopping experience for consumers online, in store and everywhere in between. Shopify powers millions of businesses in more than 175 countries and is trusted by brands such as Mattel, Gymshark, Heinz, FTD, Netflix, Kylie Cosmetics, SKIMS, Supreme, and many more. For more information, visit www.shopify.com.

CONTACT:
INVESTORS:	MEDIA:
Carrie Gillard	Alex Lyons
Director, Investor Relations	External Communications
IR@shopify.com	press@shopify.com
SOURCE: Shopify